Exhibit 99.1

ISS AND GLASS LEWIS RECOMMEND THAT FOCUS MEDIA SHAREHOLDERS
VOTE “FOR” PROPOSED GOING-PRIVATE TRANSACTION

SHANGHAI, April 22, 2013 — Focus Media Holding Limited (the “Company” or “Focus Media”) (Nasdaq: FMCN) is pleased to announce that Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) have recommended that Focus Media shareholders vote FOR approval of the Company’s agreement and plan of merger (the “Merger Agreement”) dated December 19, 2012 with Giovanna Parent Limited (“Parent”) and Giovanna Acquisition Limited, pursuant to which Parent will acquire Focus Media (the “Transaction”) for US$5.50 per ordinary share of the Company (a “Share”) or US$27.50 per American depositary share, each representing five Shares (an “ADS”).

ISS and Glass Lewis are leading independent international proxy advisory firms and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s extraordinary general meeting of shareholders (the “Shareholder Meeting”) to consider and vote on, among other things, the Merger Agreement and the Transaction will be held on Monday, April 29, 2013 at 10:00 a.m. Hong Kong Time at 26th Floor, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. Record holders of Shares on the close of business in the Cayman Islands on April 17, 2013 or their proxy holders are entitled to vote at this meeting. ADS holders are reminded that the deadline to vote is 10:00 a.m. New York City Time on Friday, April 25, 2013.

The Company’s shareholders and ADS holders are encouraged to read the Company’s definitive proxy materials in their entirety as they provide, among other things, important information regarding the Merger Agreement and the Transaction. The Company has also retained MacKenzie Partners, Inc. as its proxy solicitor to assist it in connection with its upcoming Shareholder Meeting. Shareholders and ADS holders who have questions about the Merger Agreement or the Transaction, need additional copies of the Company’s proxy materials, or need assistance in voting their shares are encouraged to contact MacKenzie Partners by email at proxy@mackenziepartners.com or by phone at +1(800) 322-2885 (toll free) or at +1(212) 929-5500 (outside of the United States).

If shareholder approval of the Merger Agreement and the Transaction is obtained at the Shareholder Meeting, the Transaction is expected to close shortly thereafter. Upon the completion of the Transaction, the Company will become privately held, and its ADSs will no longer be listed on the NASDAQ Global Select Market.

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) operates China’s largest lifestyle targeted interactive digital media network. The Company offers one of the most comprehensive targeted interactive digital media platforms aimed at Chinese consumers at various urban locations. The increasingly fragmented and mobile lifestyle of Chinese urban consumers has created the need for more efficient media means to capture consumer attention. Focus Media’s mission is to build an increasingly comprehensive and measurable interactive urban media network that reaches consumers at various out-of-home locations.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.